Exhibit 21.1

Name of Subsidiary	Jurisdiction
Cartavi LLC	Delaware
DocuSign International, Inc.	Delaware
SpringCM Inc.	Delaware
Liveoak Technologies, Inc.	Delaware
DocuSign Brazil LLC	Delaware
Seal Software Inc.	Delaware
ARX Inc.	Delaware
DocuSign Canada Ltd.	Canada
DocuSign Mexico S. de R.L. de C.V.	Mexico
Docusign Brasil Participações Ltda.	Brazil
DocuSign Brasil Soluções Em Tecnologia Ltda.	Brazil
DocuSign International (EMEA) Limited	Ireland
DocuSign France SAS	France
DocuSign UK Limited	United Kingdom
Seal Software Group Ltd.	United Kingdom
Seal Software Ltd.	United Kingdom
DocuSign Germany GmbH	Germany
Contract Analytics Development Sweden AB	Sweden
Seal Software Norway AS	Norway
Seal Software Egypt LLC	Egypt
DocuSign Acquisition Ltd	Israel
DocuSign Israel Ltd	Israel
DocuSign Japan K.K.	Japan
DocuSign International (Asia-Pacific) Private Limited	Singapore
Seal Software Egypt LLC	Egypt
DocuSign Acquisition Ltd	Israel
DocuSign Israel Ltd	Israel